

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Peter Bordes
Chief Executive Officer
Trajectory Alpha Acquisition Corp.
99 Wall Street, #5801
New York, NY 10005

>   **Re: Trajectory Alpha Acquisition Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 12, 2023**
>   **File No. 001-41143**

Dear Peter Bordes:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Raphael M. Russo, Esq.